Exhibit 99.55

MANAGEMENT’S DISCUSSION

AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

This Management’s Discussion and Analysis of the financial condition and results of operations (“MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) was prepared as at May 5, 2026 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2026. It should also be read in conjunction with the Company’s audited consolidated financial statements and annual MD&A for the year ended December 31, 2025. This MD&A contains forward-looking statements that are subject to risks and uncertainties as discussed under “Cautionary Notes”. This MD&A also includes the disclosure of certain non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” which identifies the non-GAAP financial measures discussed in this MD&A for further information, including a reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included herein are United States dollars (“U.S. dollar”) unless otherwise stated.

HIGHLIGHTS

•

Safety performance: The Company recorded no lost-time injuries during the quarter and exited the quarter with a lost-time injury frequency (“LTIF”) of 0.00 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Gold production: Production of 100,874 gold equivalent ounces[1] (oz AuEq), including 73,647 oz Au for the quarter. The Media Luna underground mine achieved a quarterly average design throughput of 7,500 tonnes per day (“tpd”) nine months ahead of the schedule set out in the technical report and three months ahead of the most recent forecast. In addition, performance at ELG Underground remained consistently strong as mining rates averaged more than 3,000 tpd. Production was influenced by mine sequencing and maintenance activities at the processing plant. Consistent with annual guidance, quarterly production is expected to remain at similar levels during Q2 before increasing in the second half of the year. The Company is on track to achieve annual production guidance of 420,000 to 470,000 oz AuEq[1].

•

Record quarterly revenue: Gold equivalent ounces sold of 109,222 oz AuEq[1] at a record quarterly average realized gold price[2] of $4,784 per oz AuEq[1], contributing to revenue of $539.3 million. Revenue for the quarter includes a net loss of $24.0 million for price adjustments on provisionally priced concentrate sales (a realized gain of $8.1 million on final sales settlements during the first quarter and an unrealized loss of $32.1 million on provisional sales pending final settlement) due to lower metals prices at the end of the quarter. In the first quarter of 2026, the Company recognized a net derivative gain of $6.9 million (an unrealized gain of $21.3 million and a realized loss of $14.4 million) on quotational period hedges entered into to mitigate price risk on provisionally priced sales.

•

Robust all-in sustaining margins[2]: Quarterly all-in sustaining costs of $1,917 per oz AuEq sold[1], relative to guidance of $1,750 to $1,850 per oz AuEq sold[1]. All-in sustaining costs margin[2] of $2,867 per oz AuEq sold, implying a record quarterly all-in sustaining costs margin[2] of 60%. Cost of sales was $226.7 million or $2,076 per oz AuEq sold. Costs during the quarter reflect the impact of the higher market price for gold, silver and copper on royalties, Mexican profit sharing and land access agreements, known as temporary occupation agreements (“TOAs”), with local communities.

•

Record profitability and adjusted EBITDA[2]: Reported record quarterly net income of $207.5 million or earnings of $2.18 per share on a basic basis and $2.16 on a diluted basis. Adjusted net earnings of $199.7 million or $2.10 per share on a basic basis and $2.08 per share on a diluted basis. Generated record quarterly EBITDA of $358.1 million and record adjusted EBITDA of $358.6 million.

•

Strong cash flow generation: Net cash generated from operating activities totalled $209.8 million and $174.2 million before changes in non-cash operating working capital, including income taxes and royalties paid of $164.5 million, reflecting the annual true-up of corporate income taxes, the annual payment of mining taxes, the annual payment of the 1% royalty, the quarterly payment of the 2.5% royalty, and instalments for income taxes for 2026. Free cash flow[2] of $157.3 million is net of cash outlays for capital expenditures, lease payments, and interest.

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Torex Gold Resources Inc. | TSX: TXG

•

Strong financial liquidity: In January 2026, the Company fully repaid the remaining $30.0 million drawn on the credit facility. The Company has a fully undrawn credit facility of $350.0 million with a maturity date in June 2029 and a $200.0 million accordion feature that is available at the discretion of the lenders. The quarter closed with a $466.9 million in available liquidity[2], including $130.0 million in cash and $336.9 million available on the $350.0 million credit facilities, net of letters of credit outstanding of $13.1 million.

•

Return of Capital to Shareholders[3]: In May, the Company announced an enhanced return of capital program targeting the return of $350.0 million to shareholders during 2026, through a combination of share repurchases and dividends. During the first quarter, the Company leveraged strong cash flow generation to return $121.2 million under its return of capital program.

Dividends: During the first quarter of 2026, the Company paid dividends of $10.4 million. In May 2026, the Company declared its next quarterly dividend of C$0.16 per common share (“Torex Share”), an increase of 7% over the prior quarterly dividend, which is payable on June 4, 2026 to shareholders of record on May 21, 2026.

Share Repurchases: During the first quarter of 2026, the Company repurchased 2,141,801 Torex Shares for $110.8 million (C$151.4 million) at an average price per share of $51.73 (C$70.69) under the Company’s normal course issuer bid (“NCIB”).

•

Media Luna North Project: During the quarter, $14.7 million of non-sustaining capital expenditures were incurred relating to Media Luna North. Development of the main access ramp and haulage drift at Media Luna North continued to track well. First production at Media Luna North remains on track for late 2026 with the declaration of commercial production shortly thereafter.

•

Exploration and Drilling Activities[4]: In April, the Company announced results from the ongoing drilling and exploration program within the ELG Underground and Media Luna Cluster. Results to date support the Company’s objective of expanding resources while enhancing and extending the current production profile of the Morelos Complex.

ELG Underground: The discovery of mineralized structures at the El Limón Sur trend and mineralization encountered beyond the boundary of defined resources at both the Sub-Sill and El Limón West trends, continue to demonstrate the upside resource potential of ELG Underground.

Media Luna Cluster: Results support the potential to expand resources to the south and east of the Media Luna mine. In addition, surface mapping suggests potential continuity between these zones which will be the focus of follow-up drilling.

•	Year-end Mineral Reserves & Resources[5]: In March, the Company released its 2025 mineral reserves and resources update.

Morelos: Mineral reserves for Morelos increased 4% prior to depletion (5% decrease net of depletion), with gains from drilling success at ELG Underground and Media Luna partially offsetting depletion and the reductions in reserves associated with updates to the geological model at Media Luna North. At Media Luna West, an inaugural Inferred Resource of 506 koz AuEq was delineated with an average grade of 5.11 grams per tonne (“gpt”) AuEq.

Los Reyes Project: The acquisition of Los Reyes added 2,047 koz AuEq of Indicated Resources and 765 koz AuEq of Inferred Resources to the Company’s overall resource inventory.

Record investment in exploration and resource drilling of $77.0 million is planned for 2026, focusing on enhancing and extending the production profile at the Morelos Complex, advancing and de-risking Los Reyes, and surfacing value across its early-stage exploration properties.

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Torex Gold Resources Inc. | TSX: TXG

•

CEO Transition: On February 4, 2026, the Company announced that Jody Kuzenko, President and Chief Executive Officer (“CEO”), will retire from the Company immediately following the Annual and Special Shareholder Meeting on June 17, 2026. As part of the Company’s long-term succession planning, Andrew Snowden, Chief Financial Officer (“CFO”), will assume the role of President and CEO at that time. The Company is in the final phase of its CFO search and will announce a replacement in due course.

•

Appointment of New Director: In April, the Company announced the appointment of Mr. Jacques Perron to the Board of Directors. Mr. Perron is a seasoned director with over 40 years of experience in the mining sector and has extensive technical and operations experience.

1

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the three months ended March 31, 2026, market prices averaged $4,873/oz gold, $84.33/oz silver, and $5.83/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (84.33 / 4,873) x Ag (koz) + 1,000,000 x (5.83 / 4,873) x Cu (mlb). Guidance for 2026 assumed metal prices of $4,000/oz gold, $45.00/oz silver, and $4.90/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (45.00 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

2

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

3

For more information on the Company’s return of capital program, see the Company’s news release titled “Torex Gold Reports Enhanced Return of Capital Program” filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4

For more information on the Morelos exploration and drilling results, see the Company’s news release titled “Torex Gold Provides Q1 2026 Morelos Drilling & Exploration Update” issued on April 30, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5

Mineral reserve and mineral resource estimates for the Morelos Complex can be found in tables 26 and 27, respectively, of this MD&A. AuEq values account for underlying metal prices and metallurgical recoveries used in reserve and resource estimates. For additional information on the mineral reserve and mineral resource estimates for the Morelos Complex, please see the Company’s annual information form for the year ended December 31, 2025, or the Company’s news release titled “Torex Gold Reports Year-end 2025 Reserves & Resources” issued on March 24, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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Torex Gold Resources Inc. | TSX: TXG

OPERATING AND FINANCIAL HIGHLIGHTS

Table 1.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Safety
Lost-time injury frequency[1]	/million hours	0.00	0.07	0.59
Total recordable injury frequency[1]	/million hours	0.61	0.73	1.52
Operating Results - Gold Equivalent basis
Gold equivalent produced[2]	oz AuEq	100,874	117,325	59,777
Gold equivalent payable produced[2]	oz AuEq	98,482	114,844	59,630
Gold equivalent sold[2]	oz AuEq	109,222	105,946	60,568
Total cash costs[2,3]	$/oz AuEq	1,534	1,499	1,020
All-in sustaining costs[2,3]	$/oz AuEq	1,917	1,905	1,405
Average realized gold price[2,3]	$/oz AuEq	4,784	4,393	2,793
Financial Results
Revenue		$539.3	465.3	170.0
Cost of sales		$226.7	214.7	94.1
Earnings from mine operations		$312.6	250.6	75.9
Net income		$207.5	166.8	39.0
Per share – Basic	$/share	2.18	1.78	0.45
Per share – Diluted	$/share	2.16	1.76	0.45
Adjusted net earnings[3]		$199.7	161.0	35.9
Per share – Basic[3]	$/share	2.10	1.72	0.42
Per share – Diluted[3]	$/share	2.08	1.70	0.41
EBITDA[3]		$358.1	260.4	88.1
Adjusted EBITDA[3]		$358.6	273.0	91.8
Cost of sales - gold equivalent basis[2]	$/oz AuEq	2,076	2,027	1,554
Net cash generated from (used in) operating activities		$209.8	244.3	(9.9)
Net cash generated from (used in) operating activities before changes in non-cash operating working capital		$174.2	248.6	(17.7)
Free cash flow[3]		$157.3	165.6	(133.3)
Cash and cash equivalents		$130.0	119.5	106.5
Debt, net of deferred finance charges		$—	27.6	193.1
Lease-related obligations		$101.1	105.6	86.5
Net cash (debt)[3]		$28.9	(16.1)	(175.0)
Available liquidity[3]		$466.9	426.3	197.6

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt) and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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Torex Gold Resources Inc. | TSX: TXG

FIRST QUARTER REPORT

The following abbreviations are used throughout this MD&A: $ (United States dollar), C$ (Canadian dollar), MXN (Mexican peso), TCC (total cash costs), AISC (all-in sustaining costs), Au (gold), AuEq (gold equivalent), Ag (silver), Cu (copper), oz (ounce), gpt (grams per tonne), koz (thousand ounces), moz (million ounces), lb (pound), klb (thousand pounds), mlb (million pounds), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), MW (megawatt), kV (kilovolt), w:o (waste to ore), and tpd (tonnes per day).

TABLE OF CONTENTS

HIGHLIGHTS	1
OPERATING AND FINANCIAL HIGHLIGHTS	4
TABLE OF CONTENTS	5
COMPANY OVERVIEW	6
USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES	6
GOLD EQUIVALENT REPORTING	7
GUIDANCE	8
FINANCIAL RESULTS	9
FIRST QUARTER 2026 FINANCIAL RESULTS	9
RESULTS OF OPERATIONS	13
ENVIRONMENT, SOCIAL & GOVERNANCE	16
DEVELOPMENT ACTIVITIES	17
EXPLORATION AND DRILLING ACTIVITIES	18
FINANCIAL CONDITION REVIEW	21
DEBT FINANCING	23
LIQUIDITY AND CAPITAL RESOURCES	23
OUTSTANDING SHARE DATA	25
NON-GAAP FINANCIAL PERFORMANCE MEASURES	26
ADDITIONAL IFRS FINANCIAL MEASURES	36
ECONOMIC TRENDS	37
SUMMARY OF QUARTERLY RESULTS	38
OFF-BALANCE SHEET ARRANGEMENTS	39
ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	39
RECENT ACCOUNTING PRONOUNCEMENTS	39
FINANCIAL RISK MANAGEMENT	39
RISKS AND UNCERTAINTIES	41
INTERNAL CONTROL OVER FINANCIAL REPORTING	41
QUALIFIED PERSONS	42
ADDITIONAL INFORMATION	42
CAUTIONARY NOTES	46

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Torex Gold Resources Inc. | TSX: TXG

COMPANY OVERVIEW

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA, as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt), available liquidity and unit cost measures. For further information and a detailed reconciliation to the comparable IFRS measures refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

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Torex Gold Resources Inc. | TSX: TXG

GOLD EQUIVALENT REPORTING

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices (not realized metal prices) for each commodity sold in the period. The following table provides a summary of the quantities produced and sold and average market prices for each commodity in the respective periods.

Table 2.

		Three Months Ended
		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Gold equivalent produced	oz AuEq	100,874	117,325	59,777
Gold produced	oz	73,647	94,655	58,420
Silver produced	koz	543.0	498.2	41.5
Copper produced	mlb	14.9	13.0	0.6
Gold equivalent payable produced[1]	oz AuEq	98,482	114,844	59,630
Gold payable produced[1]	oz	72,901	93,335	58,330
Silver payable produced[1]	koz	489.4	454.2	39.6
Copper payable produced[1]	mlb	14.3	12.6	0.6
Gold equivalent sold[1]	oz AuEq	109,222	105,946	60,568
Gold sold[1]	oz	81,233	87,262	59,756
Silver sold[1]	koz	539.0	393.8	32.9
Copper sold[1]	mlb	15.6	10.9	0.3
Average market gold price[2]	$/oz	4,873	4,135	2,860
Average market silver price[2]	$/oz	84.33	54.73	31.88
Average market copper price[2]	$/lb	5.83	5.03	4.24

1.	Payable production and sold values include payable deductions associated with copper concentrate, doré and other products.
2.	Based on the London Bullion Market Association (“LBMA”) PM fix for gold, LBMA fix for silver and London Metal Exchange (“LME”) cash-settlement price for copper.

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Torex Gold Resources Inc. | TSX: TXG

GUIDANCE

The Company’s annual production, sales, cost and capital expenditure guidance for 2026 remains unchanged.

Gold equivalent production was impacted by mine sequencing with lower recovery ore being processed in the first quarter of 2026. Production is expected to remain comparable for the second quarter and then strengthen in the second half of the year.

All-in sustaining costs1 are trending marginally above the high end of the guided range largely due to a stronger Mexican peso relative to that assumed in setting guidance, higher reagent consumption based on ore mineralogy, and stronger metal prices which impact royalties, Mexican profit sharing and land access agreements with local communities.

The following table summarizes the Company’s performance to date relative to 2026 guidance:

Table 3.

In millions of U.S. dollars, unless otherwise noted		2026 Guidance[2,3]	Q1 2026 Performance at Guided Metal Prices[4]	Q1 2026 Performance
Production
Gold	oz	320,000 to 365,000	73,647	73,647
Silver	koz	2,200 to 2,500	543.0	543.0
Copper	mlb	60 to 65	14.9	14.9
Gold Equivalent	oz AuEq	420,000 to 470,000	98,024	100,874
Sales
Gold Equivalent	oz AuEq	410,000 to 460,000	106,417	109,222
All-in Sustaining Costs[1]
Gold Equivalent basis	$/oz AuEq	1,750 to 1,850	1,932	1,917
Capital Expenditures[1]
Sustaining Capital Expenditures		$120 to 130	N/A	29.7
Non-Sustaining Capital Expenditures		$165 to 175	N/A	26.0
Total Capital Expenditures		$285 to 305	N/A	55.7

1.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
2.	2026 guidance assumes a MXN:USD of 19.0.
3.

Guided gold equivalent (AuEq) production includes Au and AuEq values for silver (Ag) and copper (Cu) sold assuming metal prices of $4,000/oz gold, $45/oz silver, and $4.90/lb copper. For the three months ended March 31, 2026, refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

4.

For comparison purposes, gold equivalent production and all-in-sustaining costs were adjusted from market metal prices to guided metal prices ($4,000/oz gold, $45/oz silver, and $4.90/lb copper), including the impact on royalties, Mexican profit sharing and TOAs, and no other factors were adjusted for.

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Torex Gold Resources Inc. | TSX: TXG

FINANCIAL RESULTS

Table 4.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2026	Mar 31, 2025
Revenue[1]		$539.3	170.0
Gold[1]		$400.9	167.7
Silver[1]		$47.2	1.1
Copper[1]		$88.8	1.2
Treatment, refining and other cost deductions		$2.4	—
Cost of sales		$226.7	94.1
Production costs		$151.3	56.2
Royalties		$19.0	6.0
Depreciation and amortization		$56.4	31.9
Earnings from mine operations		$312.6	75.9
General and administrative expenses		$11.5	16.4
Exploration and evaluation expenses		$8.6	5.4
Derivative gain, net		$(7.2)	(2.8)
Finance costs and other, net		$2.7	2.6
Foreign exchange (gain) loss		$(1.9)	0.8
Current income tax expense		$88.7	6.0
Deferred income tax expense		$2.7	8.5
Net income		$207.5	39.0
Per share – Basic	$/share	2.18	0.45
Per share – Diluted	$/share	2.16	0.45
Adjusted net earnings[2]		$199.7	35.9
Per share – Basic[2]	$/share	2.10	0.42
Per share – Diluted[2]	$/share	2.08	0.41
Cost of sales - gold equivalent basis	$/oz AuEq	2,076	1,554
Total cash costs[2]	$/oz AuEq	1,534	1,020
All-in sustaining costs[2]	$/oz AuEq	1,917	1,405
All-in sustaining costs margin[2]	$/oz AuEq	2,867	1,388
Average realized gold price[2]	$/oz AuEq	4,784	2,793

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

FIRST QUARTER 2026 FINANCIAL RESULTS

Revenue totalled $539.3 million

Revenue in the first quarter of 2026 increased 217% relative to the first quarter of 2025, primarily due to an 80% increase in gold equivalent ounces sold as a result of the four-week tie-in period in 2025 at the processing plant in connection with the Media Luna Project and a 70% increase in the average market gold price. The average realized gold price in the first quarter of 2025 included a loss of $0.8 million ($13 per oz AuEq) on gold put options. The Company did not have any gold put options outstanding during the first quarter of 2026.

Sales of copper concentrate are provisionally priced and sales prices are subject to final adjustment based on quoted market prices during a quotational period specified in the contract. Revenue for the first quarter of 2026 includes a net loss of $24.0 million due to price adjustments on provisional priced sales, comprising a net realized

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Torex Gold Resources Inc. | TSX: TXG

gain of $8.1 million for sales that were settled in final during the quarter and a net unrealized loss of $32.1 million to adjust sales that remain unsettled to market prices at the end of the quarter.

Cost of sales was $226.7 million or $2,076 per oz AuEq sold

Cost of sales was higher in the first quarter of 2026 compared to the first quarter of 2025 by $132.6 million or 141%, and 34% higher on a per oz AuEq basis, due to higher production costs, royalties, and depreciation and amortization expense.

Production costs in the first quarter of 2026 were 169% higher than the first quarter of 2025 primarily due to the 69% increase in gold equivalent ounces produced and a corresponding 80% increase in gold equivalent ounces sold as a result of the planned four-week tie-in period at the processing plant in connection with the Media Luna Project in the first quarter of 2025. Sales of copper concentrate produced from the new circuits as part of the Media Luna Project commenced in April 2025. Production costs in the first quarter of 2026 reflect the significant impact of higher gold prices which impacts Mexican profit sharing and long-term lease agreements with Ejidos, a stronger average Mexican peso exchange rate, as well as higher cyanide and other reagent costs in the processing plant.

Royalties were 217% higher than the first quarter of 2025 aligned with the 217% increase in revenue.

Depreciation and amortization expense was 77% higher than the first quarter of 2025 on a total basis and 2% lower on a per oz AuEq sold basis. The 77% increase in depreciation and amortization is in line with the 80% increase in gold equivalent ounces sold. For 2026, depreciation and amortization expense is expected to range between $240 to $270 million.

All-in Sustaining Costs2 were $1,917 per oz AuEq sold

The 36% increase in all-in sustaining costs relative to the first quarter of 2025 is largely due to higher average market gold prices, a stronger average Mexican peso exchange rate, and production at Media Luna commencing in late March 2025. The higher average market price of gold, silver and copper increases the cost of royalties and Mexican profit sharing, and in the case of gold, the cost of land leases (Ejido payments). While supplying the majority of production, operation of the Media Luna mine has required increased sustaining capital expenditures (including costs associated with the lease of the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations), increased processing costs, and increased site support costs for road maintenance, camps, and land leases (Ejido payments) on the south side of the river.

General and administrative expenses of $11.5 million

General and administrative expenses primarily comprise corporate office employee and director costs, share-based compensation, and professional fee costs. Excluding the remeasurement of share-based payments (loss of $1.2 million in the first quarter of 2026 and loss of $7.6 million in the first quarter of 2025), general and administrative expenses would have been $10.3 million for the quarter ended March 31, 2026, $1.5 million higher compared to the first quarter of 2025, primarily due to higher consulting and professional fees as well as higher employee costs.

Exploration and evaluation expenses of $8.6 million

Exploration and evaluation expenses of $8.6 million represents a $3.2 million increase compared to the first quarter of 2025, primarily due to $2.1 million incurred for Los Reyes project study costs and $0.8 million related to the exploration properties acquired as part of the acquisition of Reyna Silver in 2025. The level of exploration expenditures expensed is expected to increase through the remainder of the year as regional drilling at Morelos ramps-up, drilling at Los Reyes commences, and drilling programs kick-off across the Company’s early-stage projects.

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Torex Gold Resources Inc. | TSX: TXG

Derivative gain, net, of $7.2 million

To manage the foreign currency risk related to operating expenditures, the Company has entered into foreign exchange forward contracts and zero-cost collars. As at March 31, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $18.0 million between April 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. As at March 31, 2026, the MXN/USD foreign exchange forwards are for the purchase of MXN 2,325.0 million for $127.0 million between April 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.31:1.

In the first quarter of 2026, the Company recognized a net gain of $0.3 million (a realized gain of $0.4 million and an unrealized loss of $0.1 million) on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates (gain of $3.4 million in the first quarter of 2025).

To mitigate exposure to gold, silver and copper price fluctuations on provisionally priced concentrate sales, from time to time the Company enters into quotational period hedges (“QP Hedges”) with the objective of achieving final settlement prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. These QP Hedges do not qualify for hedge accounting under IFRS 9, Financial Instruments (“IFRS 9”). Accordingly, they will be classified as financial instruments measured at fair value through profit or loss (“FVTPL”), with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise. In the first quarter of 2026, given pricing elections by certain customers, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve this price. The Company did not have any QP Hedges in the first quarter of 2025.

In the first quarter of 2026, the Company recognized a net gain of $6.9 million (a realized loss of $14.4 million and an unrealized gain of $21.3 million) on QP Hedges due to the depreciation of gold and silver forward prices.

In the first quarter of 2025, the Company recognized a net loss of $0.6 million as a result of 26,500 oz of gold put options that expired unexercised. In the first quarter of 2026, the Company did not have any gold put options outstanding.

The Company’s gold and foreign exchange derivatives and QP Hedges have not been designated as hedges; therefore, movements in the fair value of the derivatives are recognized in net income each period.

Finance costs and other, net, of $2.7 million

Finance costs and other, net, were slightly higher than the comparative period as higher interest income was offset by interest expense on copper concentrate sale advances and higher interest on leases. Although the Company had higher debt outstanding during the first three months of 2025, the majority of the Company’s interest costs were capitalized to the Media Luna Project during that period. Capitalization of interest to the Media Luna Project decreased in the first quarter of 2025 and ceased in the second quarter of 2025 as a result of reaching commercial production.

Foreign exchange gain of $1.9 million

The foreign exchange gain in the first quarter of 2026 was primarily due to the depreciation of the Mexican peso by 0.6%.

Current income and mining tax expense of $88.7 million

The increase in current income and mining tax expense compared to the first quarter of 2025 was primarily due to an increase in earnings from mine operations before depreciation and amortization expense, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and the tax effect of the currency translation of the tax liability due to the 0.6% depreciation of the Mexican peso based on closing rates compared to the 0.2% depreciation in the prior year.

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Torex Gold Resources Inc. | TSX: TXG

Deferred income tax expense of $2.7 million

The $5.8 million decrease in deferred income tax expense compared to the first quarter of 2025 was primarily driven by the tax effect of currency translation on the tax base as a result of a depreciation of the Mexican peso compared to the prior year, the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and the decrease in the provision for an uncertain tax position, partially offset by higher depreciation for accounting than for tax purposes, which on a net basis decreased the difference between the book value and tax value of the assets in the determination of deferred tax, and the inflation on tax basis now that the Media Luna assets are in use.

As at March 31, 2026, the closing value of property, plant and equipment for tax purposes was $40.4 billion Mexican pesos and the closing value of inventory for tax purposes was $3.5 billion Mexican pesos.

Net income of $207.5 million

Net income for the quarter was $207.5 million compared to net income of $39.0 million in the first quarter of 2025. The increase in net income was primarily due to the 80% increase in gold equivalent ounces sold, a 70% increase in the average market gold price, lower share-based compensation expenses, and a higher gain on derivative contracts, partially offset by higher cost of sales, a higher net income tax expense, and higher exploration and evaluation costs.

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Torex Gold Resources Inc. | TSX: TXG

RESULTS OF OPERATIONS

Mining

The following table1 summarizes the mining activities for the Company’s Morelos Complex:

Table 5.

		Three Months Ended
		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Media Luna Underground
Ore tonnes mined	kt	682	649	100
Ore tonnes mined per day	tpd	7,578	7,052	1,111
Average gold grade of ore mined	gpt	1.61	2.78	1.49
Average silver grade of ore mined	gpt	24.2	24.2	33.7
Average copper grade of ore mined	%	0.94	0.89	1.06
ELG Underground
Ore tonnes mined	kt	276	292	187
Ore tonnes mined per day	tpd	3,070	3,175	2,074
Average gold grade of ore mined	gpt	3.71	3.67	4.72
Average silver grade of ore mined	gpt	7.1	7.1	7.0
Average copper grade of ore mined	%	0.36	0.32	0.33
ELG Open Pits
Ore tonnes mined	kt	—	—	166
Waste tonnes mined	kt	—	—	506
Total tonnes mined	kt	—	—	672
Ore tonnes mined per day	tpd	—	—	1,850
Waste tonnes mined per day	tpd	—	—	5,620
Strip ratio	w:o	—	—	3.0
Average gold grade of ore mined	gpt	—	—	3.34
Average silver grade of ore mined	gpt	—	—	4.2
Average copper grade of ore mined	%	—	—	0.10
Morelos Complex - Total
Ore tonnes mined	kt	958	941	453
Ore tonnes mined per day	tpd	10,649	10,227	5,035
Average gold grade of ore mined	gpt	2.21	3.06	3.50
Average silver grade of ore mined	gpt	19.3	18.9	11.9
Average copper grade of ore mined	%	0.77	0.71	0.41

1.	Rounding may result in apparent summation differences.

Media Luna Underground achieved a quarterly average mining rate of 7,578 tpd in the first quarter of 2026, achieving the design throughput of 7,500 tpd nine months ahead of the schedule set out in the technical report and three months ahead of the most recent forecast, and an improvement from the average of 7,052 tpd mined in the previous quarter. Mine sequencing at Media Luna Underground resulted in lower grades realized in the first quarter of 2026 relative to the previous quarter, with access to higher grade stopes expected by mid-2026.

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Torex Gold Resources Inc. | TSX: TXG

At ELG Underground, the Company achieved a quarterly average mining rate of 3,070 tpd in the first quarter of 2026, fairly consistent with the 3,175 tpd in the previous quarter. The consistently strong mining rates at ELG Underground are expected to yield a similar volume of production to 2025 throughout the remainder of 2026. Mining volumes reflect a similar proportion of long hole open stoping and cut and fill mining. The average gold grade of ore mined was slightly higher quarter over quarter due to mine sequencing in line with plan.

Mining from the ELG Open Pits concluded in the third quarter of 2025.

As at March 31, 2026, there were 5.9 mt of ore in stockpiles at an average gold equivalent grade of 1.23 gpt1. Excluding 3.8 mt of long-term, low-grade stockpiles at an average gold equivalent grade of 1.01 gpt1, the remaining 2.1 mt of ore in stockpiles are at an average gold equivalent grade of 1.63 gpt1.

[1]

The gold equivalent grade calculation used is as reported in the year-end 2025 mineral reserve estimate as follows: i) for Media Luna Underground and ELG Underground: AuEq (gpt) = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533) and use the same metal prices ($1,650/oz Au, $21.00/oz Ag, and $3.85/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu); and ii) for ELG Open Pit: AuEq (gpt) = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697) and use the same metal prices ($1,650/oz Au, $21.00/oz Ag, and $3.85/lb Cu) and metallurgical recoveries (89% Au, 30% Ag, and 15% Cu).

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Torex Gold Resources Inc. | TSX: TXG

Plant Performance

The following table1 summarizes the processing activities for the Company’s Morelos Complex:

Table 6.

		Three Months Ended
		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Total tonnes processed	kt	944	985	705
Average plant throughput	tpd	10,492	10,705	7,829
Average gold grade of ore processed	gpt	2.79	3.39	2.65
Average silver grade of ore processed	gpt	22.7	19.1	6.4
Average copper grade of ore processed	%	0.79	0.65	0.23
Average gold recovery	%	84.6	90.3	90.4
Average silver recovery	%	78.7	83.1	39.8
Average copper recovery	%	90.3	91.9	24.2
Gold equivalent produced[2]	oz AuEq	100,874	117,325	59,777
Gold produced	oz	73,647	94,655	58,420
Silver produced	koz	543.0	498.2	41.5
Copper produced	mlb	14.9	13.0	0.6
Gold equivalent payable produced[2,3]	oz AuEq	98,482	114,844	59,630
Gold payable produced[3]	oz	72,901	93,335	58,330
Silver payable produced[3]	koz	489.4	454.2	39.6
Copper payable produced[3]	mlb	14.3	12.6	0.6
Gold equivalent sold[2,3]	oz AuEq	109,222	105,946	60,568
Gold sold[3]	oz	81,233	87,262	59,756
Silver sold[3]	koz	539.0	393.8	32.9
Copper sold[3]	mlb	15.6	10.9	0.3

1.	Rounding may result in apparent summation differences.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Payable production and sold values include payable deductions associated with copper concentrate, doré and other products. Payable production is based on estimated payability factors but may vary based on customer.

Plant throughput in the first quarter of 2026 achieved an average rate of 10,492 tpd, slightly lower than the preceding quarter of 10,705 tpd, resulting from an extended planned maintenance period at the processing plant and some additional unplanned maintenance in February to replace bolts and grates at the SAG mill. Average gold recovery for the quarter was 84.6%, lower than the recovery of 90.3% in the previous quarter, impacted by the change in ore feed mineralogy and gold associations as mine sequencing took in lower recovery stopes. Access to higher grade and recovery stopes are forecast to pick up mid-year. The average copper recovery for the quarter was 90.3%, marginally lower than the recovery of 91.9% in the previous quarter, reflecting a stable operation of the recently commissioned and ramped up copper concentrator.

Gold Equivalent Production and Sales

In the first quarter of 2026, 100,874 oz AuEq were produced and 109,222 oz AuEq were sold. Sales exceeded production during the first quarter due to timing as there was higher copper concentrate finished goods inventory at the end of 2025. Production in the first quarter of 2026 increased relative to the comparative period in the prior year, primarily due to the four-week tie-in period at the processing plant in connection with the Media Luna Project during the first quarter of 2025.

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Torex Gold Resources Inc. | TSX: TXG

ENVIRONMENT, SOCIAL & GOVERNANCE

Health and Safety

As at March 31, 2026, the Company’s lost-time injury frequency (“LTIF”) was 0.00 and its total recordable injury frequency (“TRIF”) was 0.61. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis. In the first quarter, the Company reported no lost-time injuries (“LTIs”).

During the quarter, the annual crisis preparedness training and simulation exercise was completed at the Morelos Complex with a view to continuous improvement in the management of a crisis situation. The Company also continued to implement its comprehensive Next Level Safety program, including ongoing implementation of the Company-wide fatal risk standards at the operations in addition to training workshops on the critical control verification process for employees and key contractors. Safety First and Always sessions, designed to promote honest and open dialogue about individual and collective risk tolerance, continued in the quarter, reaching approximately 967 employees.

Lost-Time Injury Frequency and Total Recordable Injury Frequency Per Million Hours Worked on a Rolling 12-Month Basis: March 2023 – March 2026

Environment & Climate Change

There were no reportable spills or environmental incidents during the first quarter of 2026 and there are currently no material claims, demands, or legal proceedings against the Company related to environmental matters. As such, the Company is on track to achieve its 2026 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

For the tenth consecutive year, a Participative Environmental Monitoring Agreement was renewed with the Autonomous University of Guerrero (“UAGro”), through which the UAGro conducts independent water quality testing of the nearby El Caracol dam, and shares results with the local fishing industry, community members, and local and state government officials.

The Company has been working towards certification under Mexico’s Industria Limpia (Clean Industry) program, a national and voluntary environmental audit initiative established by Mexico’s Environmental Protection Agency, PROFEPA, recognizing companies that meet or exceed regulatory environmental obligations. Following a comprehensive environmental audit process initiated in June 2022 under the National Environmental Audit Program (PNAA) and the implementation of a follow up action plan, in March 2026 PROFEPA notified the

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Company that the action plan verification process has been favorably completed, and the Company’s file has moved on to the certification stage.

Community Relations

Relationships with local communities continued to be positive and productive. During the first quarter of 2026, for the ninth consecutive year, annual community development agreements (“CODECOPs”) were signed with 12 communities surrounding the Morelos Complex. The CODECOPs define community investment projects to be delivered, as prioritized by local communities, and define the roles and responsibilities of the communities and the Company in designing and delivering local development projects. Local and state government officials attended a formal signing ceremony that took place in February to celebrate the new agreements, along with members of the local CODECOP committees.

Recognition as an Industry Leader in Responsible Mining

In the first quarter, the Company received the following recognition in the areas of corporate social responsibility and labour relations:

•

The ESR® Distinction from the Mexican Centre for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility in Mexico (AliaRSE) for the eighth year in a row, for the Company’s public and voluntary commitment to implement socially responsible management at its operations;

•

Certification by Great Place To Work® in Canada. This recognition is based entirely on feedback from employees in Canada about their experience working at Torex, with 96% of respondents stating that they would consider the Company a ‘great place to work’; and

•

The ‘Sello WIM’ distinction from Women in Mining (WIM) Mexico, which recognizes companies that have implemented concrete measures supporting gender equity and inclusion, and that demonstrate an ongoing commitment to create a more optimal experience for females working in the mining industry.

In addition, as part of the requirements of World Gold Council membership, on an annual basis implementing companies are required to publicly disclose their conformance with the Responsible Gold Mining Principles (RGMPs) in the form of an Annual Report, outlining ongoing conformance and continuous improvement, with an accompanying Independent Assurance Report. During the quarter, the Company’s Year 5 RGMP Conformance and Continuous Improvement Report was published and can be found on the ESG Reporting Portal of the Company’s website.

DEVELOPMENT ACTIVITIES

Media Luna

During the quarter, $8.2 million of non-sustaining capital expenditures were incurred primarily related to commissioning of the remaining underground ore and waste material handling systems, and electrical distribution system in the mine. Final commissioning of these systems occurred early in the first quarter of 2026. The paste plant facility, which supplies paste backfill to the stopes utilizing tailings from the processing plant operated consistently as designed, and the planned installation of an operating spare positive displacement paste pump began to further improve plant availability. Work on additional mine support infrastructure was initiated in the first quarter of 2026 which included a new underground garage and warehouse, the east adit ventilation system to support the life of mine plan, a water recycling facility, and extensions to the ELG and paste plant fire suppression systems.

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Media Luna North Underground (formerly EPO Underground)

With the internal feasibility study completed in late 2025, work progressed on the development of the Media Luna North Underground during the first quarter, with the objective of reaching first ore production in late 2026. The underground mine will leverage infrastructure associated with Media Luna, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure. Approximately 2,198 m of development of the main access ramp and haulage drift was completed in the quarter, reflecting favorable ground conditions. Development continued toward the new north adit breakthrough, which is on track for mid-2026, and will subsequently allow for the installation of new ventilation fans, access to the orebody for infrastructure construction to support first ore production, as well as continued progress of the main haulage ramp back to the existing Media Luna infrastructure.

The Company also continued to initiate commitments for the remaining equipment supply requirements related to electrical, instrumentation, submersible pumps, ventilation fans and steelwork. Procurement of bulk materials for construction such as cable and pipe supply were also advanced, leveraging specifications and engineering from the recently constructed Media Luna Project. Detailed engineering of specific mine infrastructure continued as vendor information from initial equipment orders were received for incorporation into final construction deliverables. Initial construction contracts are expected to be issued during the second quarter to support planned construction of infrastructure to start mid-year following the completion of key underground development. Additionally, definition drilling programs have begun targeting the initial production stopes in anticipation of first production by late 2026.

During the first quarter of 2026, $14.7 million of non-sustaining capital expenditures were incurred relating to Media Luna North to support underground development and procurement to advance the project. This continues to track in line with those estimated in the feasibility study which estimated $108 to $113 million for the project overall (including $100 to $105 million guided in 2026).

Los Reyes

With the acquisition of Prime Mining in the fourth quarter of 2025, the project portfolio of assets has increased with the addition of the Los Reyes project in Sinaloa, Mexico — a highly prospective, high grade, gold and silver deposit. In the first quarter of 2026, work on the initial preliminary economic assessment (“PEA”) work progressed, with expected completion in early July 2026.

During the first quarter, the project team completed a re-assessment of the mining sequence to further improve the life of mine economics. Correspondingly, a review of the site infrastructure layouts was also completed, as well as the identification of complementary processing options and associated production capacities which will be further refined in the prefeasibility study (“PFS”) stage of the project expected to start in the second half of 2026. As part of the delivery of the PEA, a plan outlining the timing for completion of the PFS will be defined, including applicable trade-off studies and further site investigations required to support the PFS technical deliverables. The ability to advance the PFS development will be contingent on resumption of site access following management of current security issues in the state.

EXPLORATION AND DRILLING ACTIVITIES

The Company plans to invest a record $77.0 million in exploration and drilling in 2026 to conduct approximately 148,500 m of drilling across Mexico and the United States. The objective of the program is to sustain production, grow reserves, and advance high-quality development opportunities.

Morelos

At the Morelos Property, a total investment of $43.0 million and 113,500 m of drilling is planned for the year.

At ELG Underground, approximately 36,000 m of drilling is targeting to offset depletion, grow mineral reserves, and expand resources within the main mineralized trends. During the first quarter, a total of 10,471 m was drilled

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Torex Gold Resources Inc. | TSX: TXG

across 44 holes at ELG Underground, representing 29% of the 36,000 m planned for the year. Activities in the quarter were primarily focused on resource delineation, with 6,619 m dedicated to upgrading Inferred Resources to the Indicated category across the recently-defined mineralized trends and 3,180 m conducted targeting resource expansion at the intersection of the Sub-Sill trend and the Zone 71 fault.

At the Media Luna Cluster, approximately 62,500 m of drilling planned for this year will focus on replacing depletion, upgrading high-grade resources to the Indicated category, and delineating additional resources. During the first quarter, the drilling program progressed at a slower pace due to a change in the drilling contractor. At the main Media Luna orebody, a total of 3,893 m was completed across 17 holes, representing 8% of the 46,500 m planned for the year, primarily focused on resource delineation. Work was also conducted at Media Luna North, where three holes were completed for a total of 839 m. At Media Luna East, seven holes totaling 4,501 m were drilled with results to date confirming both the continuity of mineralization and the consistency of grade tenor with previously reported intercepts. No drilling was conducted at Media Luna West during the first quarter.

Regionally, approximately 15,000 m of drilling is planned for this year at El Naranjo and Atzcala, focused on confirming the continuity of mineralization and defining the mineralized footprint. At Atzcala, a total of 1,852 m has been drilled year-to-date at the first of several priority targets. Results confirm a west-north-west structural orientation of the phreatomagmatic breccia bodies, providing an improved understanding of the geological controls. Geochemical results indicate the presence of shallow gold anomalies associated with elevated mercury values, indicating the potential for a deeper mineralized system. At El Naranjo, all required permits were granted during the quarter which enabled road construction and drill pad preparation to be completed, allowing for drilling to commence in April.

Los Reyes

At Los Reyes, $18.0 million is planned to conduct a 20,000 m drill program to de-risk and expand the resource base across Guadalupe, Z-T, and Central, and initiate a prefeasibility study in the second half of the year.

In the first quarter, work included re-logging drillholes within and around the open pits to reduce geological uncertainty and further support the resource model. In parallel, a due diligence process was carried out to validate assay certificates and survey data. Additional work focused on reorganizing workflows under Torex standards and initiating technical studies to support geological and metallurgical understanding.

A total of 9,273 m out of the 212,369 m drilled by Prime Mining were re-logged (~4%). Work was mainly focused on Guadalupe East, where 8,072 m (18%) were completed, with an additional 1,201 m at Z-T. This work resulted in improved geological consistency through standardized logging, establishing a better understanding of volcanic units, breccias, and mineralization controls.

Early-Stage Exploration Properties

In Nevada, with $12.0 million set aside to conduct 10,000 m of drilling, including 7,500 m at Gryphon, work this year will focus on completing delineation drilling and defining high-quality drill targets for the program in the second half of 2026 at Gryphon and Medicine Springs. Early 2026 efforts have focused on upgrading data systems to Torex standards which resulted in the creation of a district-scale exploration pipeline. At Gryphon, a property-wide mobile magnetotelluric geophysical survey has been initiated and 10,373 m of historical core is being relogged using Torex’s standardized logging protocols. At Medicine Springs, field activities commenced at the end of the first quarter, with systematic work focused on defining and refining drill targets. Preparations are currently underway for the summer 2026 drilling programs at both projects.

In Chihuahua, $4.0 million is allocated to conduct approximately 5,000 m of drilling at Batopilas and complete early-stage district-scale targeting at Guigui to support a 2027 drilling pipeline. During the first quarter, significant progress was made on district-scale delineation at Batopilas, including the completion of structural and volcanic facies mapping. This work has enabled the refinement of top-ranked targets and the local-scale delineation of the two highest-ranked target areas has been completed. At Guigui, district-scale structural mapping was completed during the quarter and preliminary interpretation has enabled the definition and initial ranking of target areas. Local-scale delineation has commenced to further refine and prioritize high-quality drill targets. The two highest-

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ranked areas have been mapped at a 1:5,000 scale, and systematic geochemical sampling on a 200 × 100 m grid is currently in progress.

Table 7.

In millions of U.S. dollars	Expenditure Classification			Total Q1 2026 Expenditure	Guided 2026 Expenditure	Total 2025 Expenditure
ELG Cluster
ELG infill and step-out drilling	Capitalized	[1]	$	1.5	9.0	9.8
ELG drilling	Expensed	[2]	$	0.3	1.0	0.4
Media Luna Cluster
Media Luna infill and step-out drilling	Capitalized	[1]	$	0.5	5.0	2.0
Media Luna North infill and step-out drilling	Capitalized	[3]	$	0.2	2.0	—
Media Luna drilling	Expensed	[2]	$	—	2.0	0.6
Media Luna North drilling	Capitalized	[3]	$	—	—	7.9
Media Luna Cluster drilling	Expensed	[2]	$	2.6	9.0	19.1
Other Morelos exploration and drilling	Expensed	[2]	$	1.3	7.0	7.3
Morelos support costs[4]	Expensed	[2]	$	1.5	8.0	—

Total Morelos			$	7.9	43.0	47.1
Los Reyes drilling and project study costs	Expensed	[2]	$	2.1	18.0	—
Gryphon and Medicine Springs exploration and drilling	Expensed	[2]	$	0.3	12.0	—
Batopilas and Guigui exploration and drilling	Expensed	[2]	$	0.5	4.0	—
Other exploration and support costs	Expensed	[2]	$	—	—	7.8

Total[5]			$	10.8	77.0	54.9

1.	Included in sustaining capital expenditures.

2.	Included in exploration and evaluation expenses as reported on the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

3.	Included in non-sustaining capital expenditures.

4.	Morelos support costs are reported separately for 2026 guidance. For the year ended December 31, 2025, support costs were reported within the respective programs.

5.	Excludes definition and grade control drilling costs.

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Torex Gold Resources Inc. | TSX: TXG

FINANCIAL CONDITION REVIEW

Summary of the Condensed Consolidated Interim Statements of Financial Position

The following table summarizes key financial position items as at March 31, 2026:

Table 8.

In millions of U.S. dollars	Mar 31, 2026	Dec 31, 2025
Cash and cash equivalents	$130.0	$119.5
Value-added tax receivables	59.2	65.3
Trade receivables	51.5	72.8
Inventory	182.5	190.5
Deferred income tax assets	210.4	214.7
Property, plant and equipment	2,330.8	2,319.4
Other assets	41.4	43.2

Total assets	$3,005.8	$3,025.4

Accounts payable and accrued liabilities	$190.1	$190.6
Income taxes payable	118.8	171.0
Debt	—	27.6
Lease-related obligations	101.1	105.6
Decommissioning liabilities	72.3	73.2
Deferred income tax liabilities	0.9	2.7
Other liabilities	3.7	28.1

Total liabilities	$486.9	$598.8

Total shareholders’ equity	$2,518.9	$2,426.6

Cash and cash equivalents

The Company ended the first quarter of 2026 with cash and cash equivalents of $130.0 million. The Company primarily holds cash balances in U.S dollars but also holds accounts in Canadian dollars and Mexican pesos for operating and administrative purposes.

Value-added tax (“VAT”) receivables

VAT receivables decreased by $6.1 million compared to December 31, 2025, primarily as a result of recoveries during the first quarter exceeding VAT paid. The VAT receivables balance fluctuates as additional VAT is paid and refunds are received, as well as with the movement of the Mexican peso exchange rate relative to the U.S. dollar and any provisions. As at March 31, 2026, the VAT receivables of $59.2 million comprises $55.9 million in current assets and $3.3 million in non-current assets.

Trade receivables

The decrease in trade receivables of $21.3 million compared to December 31, 2025, is primarily due to the timing of sales and receipts, as well as provisional price adjustments on outstanding receivables.

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Torex Gold Resources Inc. | TSX: TXG

Inventory

The decrease in inventory of $8.0 million is primarily due to lower finished goods due to the timing of production and sales, partially offset by a higher cash cost per ounce in inventory.

Deferred income tax assets

The deferred tax asset primarily relates to tax pools and temporary differences in Mexico. The decrease in the deferred tax asset is primarily driven by the tax effect of currency translation on the tax base, coupled by higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax.

Property, plant and equipment

Property, plant and equipment increased primarily due to additions of $64.0 million, partially offset by depreciation of $50.9 million. Refer to Table 12 for a breakdown of capital expenditures for the three months ended March 31, 2026.

Other assets

The other assets balance includes prepaid expenses, advances and deposits, derivative contract assets and lease-related assets. The decrease in other assets is primarily due to lower lease-related assets, partially offset by higher derivative assets.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities have decreased marginally since December 31, 2025, primarily due to a decrease in the share-based compensation liabilities with the annual vesting of awards in January 2026 and the payment of the 1% royalty for 2025 and mine concession payments during March, largely offset by an increase in the accrual of the site based profit sharing program for the additional accrual recognized for first quarter of 2026 (the accrual relating to 2025 will be settled in the second quarter of 2026) and an increase in trade payables.

Income taxes payable

The decrease in the balance is primarily due to corporate income tax payments of $88.2 million and an 8.5% Mexican mining tax payment of $52.5 million (paid in the first quarter of 2026 in respect of 2025), partially offset by current income tax expense of $88.7 million.

Debt

In the first quarter of 2026, the Company fully repaid the balance drawn on the Debt Facility.

Lease-related obligations

The decrease in lease-related obligations is primarily due to principal repayments during the first quarter of 2026, partially offset by the commencement of new leases during the quarter. As at March 31, 2026, the lease-related obligations of $101.1 million comprises $24.0 million in current liabilities and $77.1 million in non-current liabilities.

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Decommissioning liabilities

Decommissioning liabilities decreased marginally due to the effects of discounting. As at March 31, 2026, the decommissioning liabilities of $72.3 million are presented as non-current liabilities.

Other liabilities

Other liabilities largely relates to a non-current share-based compensation liability of $2.9 million.

DEBT FINANCING

Debt Facility

On June 25, 2025, the Company and one of its Mexican subsidiaries, Minera Media Luna, S.A. de C.V. (“MML”), (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 million to $350.0 million. The Debt Facility includes an accordion feature for an additional $200.0 million (prior to June 25, 2025 - $150.0 million) in available capacity at the discretion of the lenders.

As at March 31, 2026, the Debt Facility was fully undrawn and the Company had utilized $13.1 million for letters of credit, reducing the available credit of the Debt Facility to $336.9 million (December 31, 2025 - $30.0 million drawn, $13.2 million and $306.8 million, respectively). During the three months ended March 31, 2026, the Company fully repaid the outstanding $30.0 million, net, on the Debt Facility (three months ended March 31, 2025 - drew $130.0 million).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. The SPTs are aligned with the Company’s sustainability targets.

The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at March 31, 2026, the applicable margin would be 2.25% (December 31, 2025 - 2.25%).

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As at March 31, 2026, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company as at March 31, 2026 were $3,005.8 million (December 31, 2025 - $3,025.4 million), which includes $130.0 million in cash and cash equivalents (December 31, 2025 - $119.5 million).

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Torex Gold Resources Inc. | TSX: TXG

Net cash generated from operating activities before changes in non-cash operating working capital was $174.2 million for the three months ended March 31, 2026, compared to net cash used in operating activities before changes in non-cash operating working capital of $17.7 million for the three months ended March 31, 2025. The increase in net cash generated from operating activities before changes in non-cash operating working capital of $191.9 million is largely due to higher gold equivalent ounces sold and a higher average realized gold price, partially offset by higher income taxes paid, higher production costs and royalties, higher settlements on derivative contracts, and an increase for the cash settlement of share-based compensation.

Net cash used in investing activities for the three months ended March 31, 2026 was $43.0 million compared to $116.6 million for the three months ended March 31, 2025. Net cash used in investing activities was lower primarily due to lower Media Luna capitalized expenditures, partially offset by higher capital expenditures related to Media Luna North.

Net cash used in financing activities for the three months ended March 31, 2026 primarily related to share repurchases of $110.8 million, repayments on the Debt Facility of $30.0 million, dividends paid of $10.4 million, lease principal payments of $5.4 million, and other borrowing costs paid of $4.1 million. The net cash generated from financing activities for the comparative period related to proceeds from the Debt Facility of $130.0 million, net, partially offset by lease principal payments of $3.4 million and other borrowing costs paid of $3.4 million.

The Company has no debt outstanding and as at March 31, 2026 had $336.9 million available under the Debt Facility with $13.1 million utilized for letters of credit. The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna. These purchases were subsequently assigned to financiers who will own the equipment once delivered by the suppliers and then be leased to the Company. In connection with advanced payments made by the financiers to the suppliers ahead of equipment being delivered, the Company executed interest-bearing promissory notes, of which $2.4 million remain outstanding as at March 31, 2026 (December 31, 2025 - $16.7 million). In addition, lease obligations include $80.4 million of leases for this equipment as at March 31, 2026 (December 31, 2025 - $69.4 million).

As at March 31, 2026, the Company’s contractual obligations included TOAs with Rio Balsas, Real del Limón, Atzcala, Puente Sur Balsas, Mezcala and Valerio Trujano Ejidos and the individual owners of land parcels within certain of those Ejido boundaries; and contractual commitments related to the purchases of goods, energy and services used in the operations at the Morelos Complex. All TOAs can be terminated within one year at the Company’s discretion at any time without penalty.

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For three months ended March 31, 2026, the Company paid $11.7 million for the 2.5% royalty relating to the fourth quarter of 2025 (three months ended March 31, 2025 - $6.6 million relating to the fourth quarter of 2024). As at March 31, 2026, the Company accrued $14.3 million for the 2.5% royalty relating to the first quarter of 2026 which was paid in April 2026 (December 31, 2025 - $11.6 million relating to the fourth quarter of 2025).

The Company is subject to a mining tax of 8.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 1.0% on sales of gold, silver and platinum. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. In March 2026, the Company paid $64.6 million in respect of the 8.5% and 1.0% mining tax and royalty for 2025 (paid in March 2025 - $39.4 million for 2024). As at March 31, 2026, the Company had accrued $25.5 million and $4.7 million for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2027 (December 31, 2025 - $53.6 million and $12.0 million, respectively).

Production is expected to be comparable during the second quarter and then increase during the second half of the year. Given the timing of tax and employee profit sharing payments, the Company’s net cash generated from operating activities is generally weighted towards the second half of the year as was the case in 2025 and 2024.

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Torex Gold Resources Inc. | TSX: TXG

The trends that affect the Company’s liquidity are further described in the “Economic Trends” section of this MD&A.

For discussion of liquidity risks, refer to sections “Financial Risk Management” and “Risks and Uncertainties” of this MD&A.

Contractual Commitments

Table 9.

In millions of U.S. dollars	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years
Operating commitments[1]	$496.3	283.7	197.3	15.3	—
Capital commitments[1]	$101.0	83.4	16.5	1.1	—
Accounts payable and accrued liabilities	$190.1	190.1	—	—	—
Derivative contracts	$0.8	0.1	0.7	—	—
Lease-related obligations	$100.7	28.6	51.2	14.6	6.3

Total	$888.9	585.9	265.7	31.0	6.3

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at March 31, 2026, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at March 31, 2026 is $73.1 million relating to the power purchase agreement.

OUTSTANDING SHARE DATA

Table 10.

Outstanding Share Data as at May 5, 2026	Number[1]
Torex Shares	93,346,413
Restricted share units[2]	318,250
Performance share units[3]	519,219
Stock options assumed pursuant to the Prime Mining acquisition[4]	134,054
Warrants assumed pursuant to the Prime Mining acquisition[5]	11,341

1.

In addition to the above, the Company has 3,594 deferred share units (“DSUs”) outstanding. The DSUs are cash settled and therefore they have been excluded from the outstanding share data as at May 5, 2026.

2.

The balance includes both Restricted Share Units (“RSUs”) and Employee Restricted Share Units (“ERSUs”) issued under the Restricted Share Plan (“RSU Plan”) and the Employee Share Unit (“ESU Plan”), respectively. Each restricted share unit is redeemable for one (i) Torex Share or (ii) its cash equivalent, less applicable tax withholdings.

3.

The number of performance share units that vest is determined by multiplying the number of units granted to the participant, and outstanding at the vesting date, by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be settled may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a group of comparable companies over the applicable period. Under the terms of the plan, the Board of Directors is authorized to determine the adjustment factor.

4.

As of January 1, 2022, the Company ceased the issuance of new stock options and the plan was terminated in March 2025 as the last of the outstanding options were exercised. On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the stock options assumed pursuant to the Prime Mining acquisition. A Prime Mining stock option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining share that was issuable upon the exercise of such Prime Mining stock options (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining stock options on October 21, 2025, there were 358,643 Torex Shares issuable upon the exercise of such options at an exercise price equal to the exercise price of the Prime Mining stock options divided by 0.060 (rounded up to the nearest whole cent).

5.

On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the warrants assumed pursuant to the Prime Mining acquisition. A warrant holder is entitled to receive 0.060 of a Torex Share for each Prime Mining share that was issuable upon the exercise of such

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warrants (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining warrants on October 21, 2025, there were 14,301 Torex Shares issuable upon the exercise of such warrants.

Normal course issuer bid

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. The Company purchased 551,102 Torex Shares at an average price of $38.65 (C$54.04) during this period.

On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026. Under the current NCIB, daily purchases are limited to 101,788 Torex Shares, representing 25% of the average daily trading volume of Torex Shares on the TSX for the six-month period ended October 31, 2025 (being 407,154 Torex Shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. The Company will purchase Torex Shares in open market transactions through the facilities of the TSX or alternative trading systems at the representative market price at the time of purchase. All Torex Shares that are repurchased by the Company under the NCIB will be canceled. Securityholders can obtain, without charge, a copy of the notice of intention filed with the TSX by contacting the Company.

During the three months ended March 31, 2026, the Company repurchased 2,141,801 Torex Shares for $110.8 million (C$151.4 million) at an average price per share of $51.73 (C$70.69). The book value of the cancelled shares was $31.0 million, net of taxes of $0.1 million, and was recognized as a reduction to share capital and $81.8 million, including taxes of $2.2 million, as a reduction to retained earnings in the Condensed Consolidated Interim Statements of Financial Position. No Torex Shares were repurchased or cancelled during the first quarter of 2025.

Dividends

On November 5, 2025, the Company’s Board of Directors declared an inaugural quarterly dividend of C$0.15 per Torex Share. During the three months ended March 31, 2026, the Company paid dividends of $10.4 million which are included in net cash used in financing activities in the Consolidated Statements of Cash Flows (three months ended March 31, 2025 - $nil). In May 2026, the Company declared a dividend of C$0.16 per Torex Share payable on June 4, 2026 to shareholders of record on May 21, 2026.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt), available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

Total Cash Costs

Total cash costs is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company reports total cash costs on both a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales and net cash generated from operating activities, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating

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costs. Total cash costs on a by-product basis are calculated as production costs, excluding temporary suspension costs where applicable, and royalties, less by-product sales and including treatment, refining and other cost deductions. Total cash costs on a gold equivalent basis are calculated as production costs, excluding temporary suspension costs where applicable, royalties, and treatment, refining and other cost deductions. Total cash costs on both a by-product basis and a gold equivalent basis are adjusted for realized (gains) losses on foreign currency contracts where applicable. For 2025 and 2026, the Company’s foreign currency contracts were entered into to manage the foreign currency risk on operating expenditures and therefore are adjusted in total cash costs.

All-In Sustaining Costs (“AISC”)

AISC is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgement by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

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Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

The following table provides a reconciliation of total cash costs and all-in sustaining costs to production costs and royalties as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 11.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Gold sold	oz	81,233	87,262	59,756
Total cash costs per oz sold
Production costs		$151.3	145.3	56.2
Royalties		$19.0	15.6	6.0
Silver sales[1]		$(47.2)	(31.8)	(1.1)
Copper sales[1]		$(88.8)	(62.6)	(1.2)
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized gain on foreign currency contracts		$(0.4)	(3.5)	(0.4)

Total cash costs		$31.5	64.4	59.5
Total cash costs per oz sold	$/oz	388	738	996
All-in sustaining costs per oz sold
Total cash costs		$31.5	64.4	59.5
General and administrative costs[2]		$10.2	9.7	8.7
Reclamation and remediation costs		$2.0	1.2	1.0
Sustaining capital expenditure[3]		$29.7	32.1	13.6

Total all-in sustaining costs		$73.4	107.4	82.8
Total all-in sustaining costs per oz sold	$/oz	904	1,231	1,386

Gold equivalent sold[4]	oz AuEq	109,222	105,946	60,568
Total cash costs per oz AuEq sold
Production costs		$151.3	145.3	56.2
Royalties		$19.0	15.6	6.0
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized gain on foreign currency contracts		$(0.4)	(3.5)	(0.4)

Total cash costs		$167.5	158.8	61.8
Total cash costs per oz AuEq sold[4]	$/oz AuEq	1,534	1,499	1,020
All-in sustaining costs per oz AuEq sold
Total cash costs		$167.5	158.8	61.8
General and administrative costs[2]		$10.2	9.7	8.7
Reclamation and remediation costs		$2.0	1.2	1.0
Sustaining capital expenditure[3]		$29.7	32.1	13.6

Total all-in sustaining costs		$209.4	201.8	85.1
Total all-in sustaining costs per oz AuEq sold[4]	$/oz AuEq	1,917	1,905	1,405

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.

2.

This amount excludes a loss of $1.2 million, loss of $9.4 million and loss of $7.6 million for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $0.1 million, $nil and $0.1 million for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.3 million or $28/oz ($21/oz AuEq) for the three months ended March 31, 2026, $2.1 million or $24/oz ($20/oz AuEq) for the three months ended December 31, 2025, $2.3 million or $38/oz ($38/oz AuEq) for the three months ended March 31, 2025.

3.

Sustaining capital expenditures includes lease payments (principal and interest) of $7.7 million, $7.5 million and $0.8 million for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively.

4.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

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Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

The following table provides a reconciliation of capital expenditures to additions to property, plant and equipment as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 12.

In millions of U.S. dollars	Three Months Ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Sustaining	$22.0	24.6	12.8
Lease Payments (Sustaining)	$7.7	7.5	0.8

Total Sustaining	$29.7	32.1	13.6

Non-sustaining
Media Luna Project[1]	$8.2	15.3	55.5
Media Luna North Project	$14.7	10.2	4.0
Media Luna North Drilling	$3.1	0.1	0.2
Working Capital Changes and Other	$(7.1)	9.7	50.2

Capital expenditures[2]	$48.6	67.4	123.5

1.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $nil and $4.0 million for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Average Realized Gold Price

Average realized gold price on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to better understand the gold price and margin realized throughout a period.

Average realized gold price on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver sales and copper sales, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and gold QP Hedges where applicable, divided by ounces of gold sold. Average realized gold price on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and QP Hedges where applicable, divided by ounces of gold equivalent sold.

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Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Average Realized Gold Price to Revenue

The following table provides a reconciliation of average realized gold price on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 13.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Gold sold	oz	81,233	87,262	59,756
Revenue		$539.3	465.3	170.0
Silver sales[1]		$(47.2)	(31.8)	(1.1)
Copper sales[1]		$(88.8)	(62.6)	(1.2)
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized loss on gold contracts		$—	(1.3)	(0.8)

Total proceeds		$400.9	371.0	166.9
Average realized gold price	$/oz	4,935	4,252	2,793

Gold equivalent sold[2]	oz AuEq	109,222	105,946	60,568
Revenue		$539.3	465.3	170.0
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized loss on gold contracts		$—	(1.3)	(0.8)
Realized loss on QP Hedges		$(14.4)	—	—

Total proceeds		$522.5	465.4	169.2
Average realized gold price	$/oz AuEq	4,784	4,393	2,793

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

All-in Sustaining Costs Margin and All-in Sustaining Costs Margin Per Oz Sold

AISC margin and AISC margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to evaluate the Company’s performance and ability to generate operating income to fund its capital investment and service its debt. AISC margin on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver and copper sales, and adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and gold QP Hedges where applicable, and AISC. AISC margin on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less treatment, refining and other cost deductions and realized gains (losses) on gold contracts and QP Hedges where applicable, and AISC. All-in sustaining costs margin per oz sold reflects the average realized gold price per oz sold less all-in sustaining costs per oz sold on both a by-product and gold equivalent basis.

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Torex Gold Resources Inc. | TSX: TXG

Reconciliation of All-in Sustaining Costs Margin to Revenue

The following table provides a reconciliation of all-in sustaining costs margin to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 14.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Gold sold	oz	81,233	87,262	59,756
Revenue		$539.3	465.3	170.0
Silver sales[1]		$(47.2)	(31.8)	(1.1)
Copper sales[1]		$(88.8)	(62.6)	(1.2)
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized loss on gold contracts		$—	(1.3)	(0.8)
All-in sustaining costs		$(73.4)	(107.4)	(82.8)

All-in sustaining costs margin		$327.5	263.6	84.1

Average realized gold price	$/oz	4,935	4,252	2,793
Total all-in sustaining costs margin	$/oz	4,031	3,021	1,407
Total all-in sustaining costs margin	%	82	71	50

Gold equivalent sold[2]	oz AuEq	109,222	105,946	60,568
Revenue		$539.3	465.3	170.0
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized loss on gold contracts		$—	(1.3)	(0.8)
Realized loss on QP Hedges		$(14.4)	—	—
All-in sustaining costs		$(209.4)	(201.8)	(85.1)

All-in sustaining costs margin		$313.1	263.6	84.1

Average realized gold price	$/oz AuEq	4,784	4,393	2,793
Total all-in sustaining costs margin[2]	$/oz AuEq	2,867	2,488	1,388
Total all-in sustaining costs margin	%	60	57	50

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these metrics to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

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Torex Gold Resources Inc. | TSX: TXG

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs where applicable, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts excluding QP Hedges, impairment losses, (gains) losses on remeasurement of share-based payments, derecognition of provisions for uncertain tax positions and the tax effect of currency translation on tax base, net of the tax effect of these adjustments. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

In the first quarter of 2026, the Company revised its calculation of adjusted net earnings by no longer removing unrealized gains or losses on QP Hedges in the determination of adjusted net earnings. This improves consistency with the Company’s treatment of price adjustments on provisionally priced concentrate sales. Unrealized gains or losses on other derivative contracts continue to be removed when determining adjusted net earnings. The prior periods have been recast to conform with this change.

Reconciliation of Adjusted Net Earnings to Net Income

The following table provides a reconciliation of adjusted net earnings to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 15.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Basic weighted average shares outstanding	shares	95,313,769	93,644,666	86,125,855
Diluted weighted average shares outstanding	shares	95,970,052	94,779,109	87,326,899
Net income		$207.5	166.8	39.0
Adjustments:
Unrealized foreign exchange (gain) loss		$(0.8)	0.2	(0.7)
Unrealized loss (gain) on derivative contracts, excluding QP Hedges		$0.1	3.0	(3.2)
Loss on remeasurement of share-based payments		$1.2	9.4	7.6
Derecognition of provisions for uncertain tax positions		$(12.7)	—	(9.2)
Tax effect of above adjustments		$0.2	(1.0)	1.2
Tax effect of currency translation on tax base		$4.2	(17.4)	1.2

Adjusted net earnings		$199.7	161.0	35.9
Per share – Basic	$/share	2.10	1.72	0.42
Per share – Diluted	$/share	2.08	1.70	0.41

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs (if applicable), the impact of unrealized foreign exchange (gains) losses,

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unrealized (gains) losses on derivative contracts excluding QP Hedges, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

In the first quarter of 2026, the Company revised its calculation of adjusted EBITDA by no longer removing unrealized gains or losses on QP Hedges in the determination of adjusted EBITDA. This improves consistency with the Company’s treatment of price adjustments on provisionally priced concentrate sales. Unrealized gains or losses on all other derivative contracts continue to be removed when determining adjusted EBITDA. The prior periods have been recast to conform with this change.

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 16.

		Three Months Ended
In millions of U.S. dollars		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Net income	$	207.5	166.8	39.0
Finance costs and other, net	$	2.7	6.2	2.6
Depreciation and amortization[1]	$	56.5	53.9	32.0
Current income tax expense	$	88.7	96.9	6.0
Deferred income tax expense (recovery)	$	2.7	(63.4)	8.5

EBITDA	$	358.1	260.4	88.1

Adjustments:
Unrealized loss (gain) on derivative contracts, excluding QP Hedges	$	0.1	3.0	(3.2)
Unrealized foreign exchange (gain) loss	$	(0.8)	0.2	(0.7)
Loss on remeasurement of share-based payments	$	1.2	9.4	7.6

Adjusted EBITDA	$	358.6	273.0	91.8

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment), as well as net changes in value-added tax receivables (non-cash working capital for investing activities). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

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Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Free Cash Flow to Net Cash Generated from (used in) Operating Activities

The following table provides a reconciliation of free cash flow to net cash generated from (used in) operating activities as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 17.

		Three Months Ended
In millions of U.S. dollars		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Net cash generated from (used in) operating activities	$	209.8	244.3	(9.9)
Adjusted for:
Additions to property, plant and equipment[1]	$	(48.6)	(67.4)	(123.5)
Value-added tax receivables, net[2]	$	5.6	1.6	7.6
Lease payments	$	(5.4)	(5.0)	(3.4)
Interest and other borrowing costs paid[3]	$	(4.1)	(7.9)	(4.1)

Free cash flow	$	157.3	165.6	(133.3)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows.
3.	Including borrowing costs capitalized to property, plant and equipment.

Net Cash (Debt)

Net cash (debt) is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Net cash (debt) is defined as total cash and cash equivalents and short-term investments less lease-related obligations and debt, adjusted to exclude unamortized deferred finance charges, at the end of the period. This measure is used by management, and may be used by certain investors, to measure the Company’s debt leverage.

Reconciliation of Net Cash (Debt) to Cash and Cash Equivalents

The following table provides a reconciliation of net cash (debt) to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 18.

In millions of U.S. dollars		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Cash and cash equivalents	$	130.0	119.5	106.5
Adjusted for:
Debt	$	—	(27.6)	(193.1)
Lease-related obligations	$	(101.1)	(105.6)	(86.5)
Deferred finance charges	$	—	(2.4)	(1.9)

Net cash (debt)	$	28.9	(16.1)	(175.0)

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

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Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Available Liquidity to Cash and Cash Equivalents

The following table provides a reconciliation of available liquidity to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 19.

In millions of U.S. dollars		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Cash and cash equivalents	$	130.0	119.5	106.5
Available credit of the Debt Facility	$	336.9	306.8	91.1

Available liquidity	$	466.9	426.3	197.6

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

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Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Unit Cost Measures to Production Costs

The following table provides a reconciliation of unit cost measures to production costs as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 20.

In millions of U.S. dollars, unless otherwise noted	Three Months Ended
	Mar 31, 2026		Dec 31, 2025		Mar 31, 2025
Gold sold (oz AuEq)	109,222		105,946		60,568
Gold sold (oz)	81,233		87,262		59,756
Tonnes mined - ELG open pit (kt)	—		—		672
Tonnes mined - ELG underground (kt)	276		292		187
Tonnes mined - Media Luna underground (kt)[1]	682		649		100
Tonnes processed (kt)	944		985		705
Total cash costs:
Total cash costs ($) - gold equivalent basis	167.5		158.8		61.8
Total cash costs per oz AuEq sold ($)	1,534		1,499		1,020
Total cash costs ($) - gold only basis	31.5		64.4		59.5
Total cash costs per oz sold ($)	388		738		996

Breakdown of production costs	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	—	—	—	—	6.0	8.87
Mining - ELG underground	21.8	78.89	21.7	74.29	15.0	80.45
Mining - Media Luna underground1	33.0	48.39	36.1	55.62	—	—
Processing	47.1	49.88	47.5	48.23	25.2	35.72
Site support	26.3	27.85	25.3	25.69	8.1	11.53
Mexican profit sharing (PTU)	9.4	9.95	9.2	9.34	2.1	2.98
Inventory movement	4.8		(2.2)		(1.5)
Concentrate logistics	5.5		4.3		—
Other	3.4		3.4		1.3

Production costs	151.3		145.3		56.2

1.	Media Luna underground tonnes mined and mining costs are reported post the declaration of commercial production on May 1, 2025.

ADDITIONAL IFRS FINANCIAL MEASURES

The Company has included the additional IFRS measures “Earnings from mine operations” and “Net cash generated from operating activities before changes in non-cash operating working capital” in its financial statements.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, investments made in respect of sustaining capital expenditures, and costs of corporate general and administrative expenses, exploration and evaluation expenses, other expenses, foreign exchange gains and losses, derivative gains and losses, finance costs and income, and taxation.

“Net cash generated from operating activities before changes in non-cash operating working capital” provides useful information to management and investors as an indication of the cash flows from operations before consideration of the impact of changes in operating working capital in the period.

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Torex Gold Resources Inc. | TSX: TXG

ECONOMIC TRENDS

The market price for gold and foreign currency exchange rates are the most significant external factors that affect the Company’s financial performance.

Table 21.

		Three Months Ended
		Mar 31, 2026	Mar 31, 2025
Average market spot prices[1]
Gold	$/oz	4,873	2,860
Silver	$/oz	84.33	31.88
Copper	$/lb	5.83	4.24
Closing market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	18.1	20.3
Canadian dollar : U.S. dollar	C$ : $	1.39	1.44
Average market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	17.6	20.4
Canadian dollar : U.S. dollar	C$ : $	1.37	1.44

1.	Based on the LBMA PM fix for gold, LBMA fix for silver and LME cash-settlement price for copper.
2.	Sources: Bank of Mexico for the Mexican peso and Bank of Canada for the Canadian dollar.

Metal prices

The Company’s profitability and operating cash flows are significantly impacted by the price of gold.

From December 31, 2025 to March 31, 2026 based on closing prices, gold prices increased 6%. From December 31, 2024 to March 31, 2025 based on closing prices, gold prices increased 19%. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. As at March 31, 2026, the Company had no further outstanding gold put options.

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Torex Gold Resources Inc. | TSX: TXG

Foreign exchange rates

The functional currency of the Company and its subsidiaries is the U.S. dollar, and it is, therefore, exposed to financial risk related to foreign exchange rates.

Changes in exchange rates are expected to have an impact on the Company’s results. In particular, approximately 75% of the Company’s payments for the three months ended March 31, 2026 were incurred in Mexican pesos. In addition, the Company is exposed to foreign exchange risk on its non-U.S. dollar denominated monetary assets and liabilities. The average exchange rates of the Mexican peso relative to the U.S. dollar were MXN 17.6 and MXN 20.4 to $1 for the three months ended March 31, 2026 and 2025, respectively, representing a 14.1% appreciation in the Mexican peso. To manage the foreign currency risk on operating expenditures to 2027, the Company entered into a series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso.

As at March 31, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $18.0 million between April 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. For details of the remaining foreign exchange collar contracts, refer to Table 23. To further manage the foreign currency risk on operating expenditures to 2027, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso. As at March 31, 2026, the remaining MXN/USD foreign exchange forwards are for the purchase of MXN 2,325.0 million for $127.0 million between April 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.31:1. For details of the remaining foreign exchange forward contracts, refer to Table 24.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results for the Eight Most Recently Completed Quarters

Table 22.

		2026	2025				2024
In millions of U.S. dollars, unless otherwise noted		Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Financial Results
Revenue		$539.3	465.3	416.4	253.9	170.0	295.0	313.7	270.3
Net income		$207.5	166.8	114.4	83.2	39.0	60.4	29.2	1.9
Per share – Basic	$/share	2.18	1.78	1.33	0.97	0.45	0.70	0.34	0.02
Per share – Diluted	$/share	2.16	1.76	1.31	0.95	0.45	0.69	0.34	0.02

For each of the eight most recently completed quarters, the financial data was prepared in accordance with IFRS. The presentation and functional currency are in U.S. dollars. The quarterly results are unaudited. Sum of all the quarters may not add up to annual or year-to-date totals due to rounding.

Net income has fluctuated based on, among other factors, the quantity and grade of ore mined and processed, metal prices, foreign exchange rates, current and deferred income tax recoveries and expenses, cost of reagents consumed, interest income and movements in the Company’s share price. Metal prices affect the Company’s realized sales prices of its production, gains and losses on commodity derivative contracts entered into, and TOAs with local communities. Fluctuations in the value of the Mexican peso and Canadian dollar relative to the U.S. dollar affect the Company’s operating and corporate expenses, foreign currency derivative gains and losses, income taxes, and the value of non-U.S. dollar denominated monetary assets and liabilities such as cash, VAT

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Torex Gold Resources Inc. | TSX: TXG

receivables, accounts payable and lease-related obligations. Changes in the value of the Mexican peso also impact the tax basis of non-monetary assets and liabilities considered in the Company’s deferred tax assets and liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Refer to Notes 3 and 4 in the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2026 and Note 3 in the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

FINANCIAL RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include liquidity risk, interest rate risk, foreign currency risk and commodity price risk, and are detailed in Note 25 of the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

Foreign Currency Risk

Foreign Exchange Zero-Cost Collars

In 2024, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025 for a total notional value of $123.7 million, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1.

In October 2025, the Company entered into an additional a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0 million, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. The Company intends to enter into additional foreign currency contracts to hedge against changes in foreign exchange rates of the MXN on a rolling 24-month basis.

As at March 31, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $18.0 million between April 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1.

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Torex Gold Resources Inc. | TSX: TXG

Table 23.

Settlement Date (Quarter)	Weighted Average Put Strike (Floor) Rate (MXN/USD)	Weighted Average Call Strike (Ceiling) Rate (MXN/USD)	Weighted Average Collar Amount (USD)
Q2 2026	18.50	20.20	3,000,000
Q3 2026	18.50	20.20	3,000,000
Q4 2026	18.50	20.20	3,000,000
Q1 2027	18.50	20.20	3,000,000
Q2 2027	18.50	20.20	3,000,000
Q3 2027	18.50	20.20	3,000,000

Total	18.50	20.20	18,000,000

Foreign Exchange Forwards

In 2024, the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1, and all of which had on or prior to December 2025.

In the first quarter of 2026, the Company entered into foreign exchange forward contracts to purchase MXN 3,947.2 million for $218.0 million between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.11:1. As at March 31, 2026, the remaining MXN/USD foreign exchange forwards are for the purchase of MXN 2,325.0 million for $127.0 million between April 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.31:1.

Table 24.

Settlement Date (Quarter)	Weighted Average Foreign Exchange Rate (MXN/USD)	Weighted Average Forward Amount (USD)
Q2 2026	18.23	25,000,000
Q3 2026	18.23	25,000,000
Q4 2026	18.23	25,000,000
Q1 2027	18.50	25,000,000
Q2 2027	18.36	9,000,000
Q3 2027	18.36	9,000,000
Q4 2027	18.36	9,000,000

Total	18.31	127,000,000

Commodity Price Risk

Gold Put Options

In January 2025, the Company entered into gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz. These contracts expired in December 2025, and as at March 31, 2026, the Company had no further gold put option contracts outstanding.

Quotational Period Hedges

The Company enters into QP Hedges to mitigate exposure to price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under

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Torex Gold Resources Inc. | TSX: TXG

certain of the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements.

Given pricing elections by certain customers, in the first quarter of 2026, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment (year ended December 31, 2025 - the Company entered into QP Hedges on 546,620 ounces of silver and 4,945 tonnes of copper to achieve this price). These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they are classified as financial instruments measured at FVTPL, with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise. The fair value of the QP Hedges as at March 31, 2026 was an asset of $10.1 million (December 31, 2025 - $8.5 million liability).

Table 25.

	Volume Hedged	Weighted Average Floating Price of QP Hedges	Maturity
Payable gold	17,500 oz	$4,816.56 /oz	June 2026
Payable silver	460,870 oz	$71.60 /oz	April to June 2026
Payable copper	3,895 t	$12,027.75 /t	April to May 2026

RISKS AND UNCERTAINTIES

The Company is subject to various operational, financial, compliance and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Notes”.

Management monitors the principal risks and uncertainties to the Company’s business, financial condition, and results of operations for new or elevated risks and supplements, when necessary, its disclosure under “Financial Risk Management” and below. Readers are cautioned that no enterprise risk management framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated.

The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control.

For a comprehensive discussion of risks faced by the Company, which may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design of internal controls over financial reporting as defined by NI 52-109 as at March 31, 2026. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer

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Torex Gold Resources Inc. | TSX: TXG

concluded that the Company’s internal controls over financial reporting were designed effectively as at March 31, 2026.

There was no change in the Company’s internal control over financial reporting that occurred during the first quarter of 2026 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures, that as at March 31, 2026, the Company’s disclosure controls and procedures have been designed effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

QUALIFIED PERSONS

The scientific and technical information contained in this MD&A pertaining to metal production and production guidance has been reviewed and approved by Miguel Pimentel, P.Eng., Vice President, Metallurgy and Process Engineering of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral resources, drilling and exploration programs and results have been reviewed and approved by Rochelle Collins, P.Geo., Principal, Mineral Resources of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral reserves for the Morelos Complex has been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., a contractor to Torex Gold (previously served as Vice-President, Mines Technical Services for the Company) and a Qualified Person under NI 43-101.

The scientific and technical data contained in this MD&A pertaining to mineral resources for Los Reyes have been reviewed and approved by John Sims, President of Sims Resources LLC, an independent contractor and qualified person as a CPG member with AIPG, and a Qualified Person under NI 43-101.

All other scientific and technical information contained in this MD&A has been reviewed and approved by Dave Stefanuto, P. Eng., Executive Vice President, Technical Services and Capital Projects of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, is filed on SEDAR+ at www.sedarplus.ca, and is available upon request from the Company.

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Torex Gold Resources Inc. | TSX: TXG

Mineral Reserve Estimate – Morelos Complex (December 31, 2025)2*

Table 26.

Property	Deposit	Reserve Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (MIb)	AuEq (gpt)	AuEq (koz)
Morelos	Media Luna	Proven	7,396	2.93	25.7	0.82	696	6,106	134	4.60	1,095
	Underground	Probable	15,210	2.41	21.9	0.82	1,178	10,719	273	4.02	1,968

		Proven/Probable	22,607	2.58	23.1	0.82	1,874	16,825	408	4.21	3,062

	Media Luna North	Proven	—	—	—	—	—	—	—	—	—
	Underground	Probable	5,546	1.89	25.6	1.10	337	4,556	135	4.03	719

		Proven/Probable	5,546	1.89	25.6	1.10	337	4,556	135	4.03	719

	ELG	Proven	1,412	4.36	7.2	0.31	198	328	10	4.96	225
	Underground	Probable	3,598	4.17	7.2	0.29	482	828	23	4.74	548

		Proven/Probable	5,011	4.22	7.2	0.30	680	1,157	33	4.80	773

	ELG	Proven	—	—	—	—	—	—	—	—	—
	Open Pit	Probable	614	2.43	15.8	0.46	48	312	6	2.62	52

		Proven/Probable	614	2.43	15.8	0.46	48	312	6	2.62	52

	Stockpiles	Proven	5,876	1.15	3.5	0.10	218	669	13	1.23	233
		Probable	—	—	—	—	—	—	—	—	—

		Proven/Probable	5,876	1.15	3.5	0.10	218	669	13	1.23	233

	Total	Proven/Probable	39,653	2.48	18.4	0.68	3,158	23,519	594	3.80	4,839

Torex (All)	Total	Proven/Probable	39,653	2.48	18.4	0.68	3,158	23,519	594	3.80	4,839

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2019) guidelines.
2.	Mineral reserves are founded on Measured and Indicated Resources, with an effective date of December 31, 2025, unless otherwise noted.
3.	Mineral reserves are considered appropriate for metal prices of $1,650/oz gold (“Au”), $21/oz silver (“Ag”), and $3.85/lb copper (“Cu”), unless otherwise noted.
4.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

5.	AuEq on a total basis is established from combined contributions of the various deposits. AuEq estimates account for metal prices and metallurgical recoveries.
6.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., an independent contractor and former VP of Mines Technical Services for Torex Gold.
7.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.
8.	Morelos – Media Luna Underground:
a)

Mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq and an in-situ incremental cut-off grade of 2.0 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

b)	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and include estimates for dilution and mining losses.
c)	AuEq = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).
9.	Morelos – Media Luna North Underground:
a)

Mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq and an in-situ incremental cut-off grade of 2.0 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 89% Au, 88% Ag, and 92% Cu.

b)	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and include estimates for dilution and mining losses.
c)	AuEq = Au (gpt) + (Ag (gpt) * 0.0126) + (Cu (%) * 1.6539).
10.	Morelos – ELG Underground:
a)

Mineral reserves are reported above an in-situ ore cut-off grade of 2.8 gpt AuEq and an in-situ incremental cut-off grade of 1.6 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

b)	Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.
c)	AuEq = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).
11.	Morelos – ELG Open Pit:
a)	ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 gpt Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 gpt Au.
b)	Assumes average metallurgical recoveries of 89% Au, 30% Ag, and 15% Cu.
c)	Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.
d)	AuEq = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697).
12.	Morelos – Stockpiles:
a)	Stockpiles include open pit and underground material previously mined.
b)	Open pit stockpiles assumed metallurgical recoveries of 89% Au, 30% Ag, and 15% Cu and underground stockpiles assume 90% Au, 86% Ag, and 93% Cu.

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c)

AuEq (blended) = Au (gpt) + (Ag (gpt) * 0.0056) + (Cu (%) * 0.5948) based on AuEq (open pit) = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697) and AuEq (underground) = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).

Mineral Resource Estimate – Morelos Complex (December 31, 2025)

Table 27.

Property	Deposit	Resource Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (MIb)	AuEq (gpt)	AuEq (koz)
Morelos	Media Luna	Measured	9,618	3.03	28.2	0.92	936	8,728	196	4.88	1,508
	Underground	Indicated	24,070	2.33	23.5	0.87	1,800	18,165	461	4.03	3,115

		Measured/Indicated	33,687	2.53	24.8	0.88	2,736	26,893	656	4.27	4,623

		Inferred	8,211	2.26	19.3	0.84	596	5,087	152	3.86	1,018
	Media Luna North	Measured	—	—	—	—	—	—	—	—	—
	Underground	Indicated	7,598	2.13	26.8	1.11	520	6,537	187	4.28	1,046

		Measured/Indicated	7,598	2.13	26.8	1.11	520	6,537	187	4.28	1,046

		Inferred	9,687	1.78	31.9	1.08	554	9,936	230	3.94	1,226
	Media Luna West	Measured	—	—	—	—	—	—	—	—	—
	Underground	Indicated	—	—	—	—	—	—	—	—	—

		Measured/Indicated	—	—	—	—	—	—	—	—	—

		Inferred	3,079	4.49	8.6	0.35	445	848	23	5.11	506
	ELG	Measured	3,974	4.01	6.1	0.26	512	775	22	4.50	575
	Underground	Indicated	7,364	3.57	6.0	0.24	845	1,427	39	4.03	955

		Measured/Indicated	11,338	3.72	6.0	0.25	1,357	2,203	62	4.20	1,530

		Inferred	1,074	3.92	6.4	0.29	135	220	7	4.46	154
	ELG	Measured	—	—	—	—	—	—	—	—	—
	Open Pit	Indicated	523	3.54	14.4	0.45	59	241	5	3.72	63

		Measured/Indicated	523	3.54	14.4	0.45	59	241	5	3.72	63

		Inferred	6	3.56	5.9	0.45	1	1	0	3.70	1

	Total	Measured/Indicated	53,146	2.73	21.0	0.78	4,672	35,874	910	4.25	7,262

		Inferred	22,057	2.44	22.7	0.85	1,731	16,093	412	4.10	2,906

Los Reyes	Open Pit	Measured	—	—	—	—	—	—	—	—	—
	Mill	Indicated	24,657	1.13	35.7	—	899	28,261	—	1.52	1,209

		Measured/Indicated	24,657	1.13	35.7	—	899	28,261	—	1.52	1,209

		Inferred	7,211	0.89	42.8	—	207	9,916	—	1.36	316
	Underground	Measured	—	—	—	—	—	—	—	—	—
	Mill	Indicated	4,132	3.02	152.4	—	402	20,243	—	4.70	624

		Measured/Indicated	4,132	3.02	152.4	—	402	20,243	—	4.70	624

		Inferred	4,055	2.10	78.6	—	273	10,247	—	2.96	386
	Open Pit	Measured	—	—	—	—	—	—	—	—	—
	Heap Leach	Indicated	20,254	0.29	8.4	—	190	5,492	—	0.33	215

		Measured/Indicated	20,254	0.29	8.4	—	190	5,492	—	0.33	215

		Inferred	5,944	0.30	7.3	—	58	1,398	—	0.33	64

	Total	Measured/Indicated	49,042	0.95	34.2	—	1,491	53,995	—	1.30	2,047

		Inferred	17,210	0.97	39.0	—	538	21,561	—	1.38	765

Torex (All)	Total	Measured/Indicated	102,188	1.88	27.4	0.40	6,163	89,870	910	2.83	9,309

		Inferred	39,267	1.80	29.8	0.48	2,269	37,654	412	2.91	3,671

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (2014) and Estimation of Mineral Resource and Mineral Reserve Best Practice guidelines (2019).
2.	Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits. AuEq estimates account for metal prices and metallurgical recoveries.
3.	Mineral resources are inclusive of mineral reserves (excluding stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.

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Torex Gold Resources Inc. | TSX: TXG

5.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Notes to accompany Morelos mineral resources:

1.	The effective date of the estimates is December 31, 2025.
2.	Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2025.
3.	Mineral resources for Morelos are based on underlying metal prices of $1,800/oz gold (“Au”), $24/oz silver (“Ag”), $4.10/lb copper (“Cu”), unless otherwise noted.
4.	The preparation of the estimates was prepared by Rochelle Collins, P. Geo. (Ontario), Principal, Mineral Resources for Torex Gold.
5.	Morelos – Media Luna Underground:
a)	Mineral resources are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.
b)

Mineral resources were estimated using ID3 method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c)	Assumes metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.
d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.
e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140).
6.	Morelos – Media Luna North Underground:
a)	Mineral resources are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining method is long-hole open stoping.
b)

Mineral resources were estimated using ID3 method applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c)	Assumes metallurgical recoveries of 89% Au, 88% Ag, and 92% Cu.
d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.
e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145).
7.	Morelos – Media Luna West Underground:
a)	Mineral resources are reported above a 2.1 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.
b)	Mineral resources were estimated using ID3 method applied to 3.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m.
c)	Assumes metallurgical recoveries of 88% Au, 75% Ag, and 85% Cu.
d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.
e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0114) + (Cu (%) * 1.5086).
8.	Morelos – ELG Underground:
a)	Mineral resources are reported above a 2.2 gpt AuEq cut-off grade. The assumed underground mining method is mechanized cut-and-fill.
b)

Mineral resources were estimated using ordinary kriging method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c)	Assumes metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.
d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.
e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140).
9.	Morelos – ELG Open Pit:
a)	Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.
b)

Mineral resources were estimated using ordinary kriging method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

c)	Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.
d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.
e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2632).

Notes to accompany Los Reyes mineral resources:

1.	The effective date of the estimates is October 15, 2024.
2.	Mineral resources for Los Reyes are based on underlying metal prices of $1,950/oz Au and $25.24/oz Ag, unless otherwise noted.
3.	The estimate was prepared by John Sims, President of Sims Resources LLC, an independent contractor and QP as a CPG member with AIPG.
4.	Los Reyes – Open Pit (Mill and Heap Leach):
a)	Open Pit Resource estimates are based on economically constrained open pits generated using the Hochbaum Pseudoflow algorithm in Datamine’s Studio NPVS and the following optimization parameters:
b)	Assumes mill recoveries of 95.6% for Au and 81% for Ag and heap leach recoveries of 73% Au and 25% Ag.
c)	Pit slopes by area ranging from 42-47 degrees overall slope angle.
d)	5% ore loss and 5% dilution factor applied to the 5 m x 5 m x 5 m open pit resource block models.
e)

Mining costs of $2.00 per tonne of waste mined and $2.50 per tonne of ore mined. Milling costs of $16.81 per tonne processed. Heap leach costs of $5.53 per tonne processed. G&A cost of $2.00 per tonne of material processed. Royalty of 3% and selling cost of 1% were also applied.

f)	A 0.17 gpt gold only cutoff was applied to ex-pit processed material (which is above the heap-leaching NSR cutoff).
g)	AuEq (Open Pit Mill) = Au (gpt) + (Ag (gpt) * 0.0110) and AuEq (Open Pit Heap Leach) = Au (gpt) + (Ag (gpt) * 0.0046).
5.	Los Reyes – Underground (Mill):
a)	Underground Resource estimates are based on economically constrained stopes generated using Datamine’s Mineable Shape Optimizer (MSO) algorithm and the following optimization parameters:
b)	Diluted to a minimum 4 m stope width with a 98% mining recovery.
c)	Assumes mill recoveries of 95.6% for Au and 81% for Ag.
d)

Mechanized cut-and-fill mining with a $60.00 per tonne cost. Milling costs of $16.81 per tonne processed. G&A cost of $4.00 per tonne of material processed. Royalty of 3% and selling cost of 1% were also applied.

e)	AuEq (Underground Mill) = Au (gpt) + (Ag (gpt) * 0.0110).

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Torex Gold Resources Inc. | TSX: TXG

CAUTIONARY NOTES

Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to the future mining, development, exploration and drilling plans concerning the Morelos Property, Los Reyes, and the Company’s early-stage exploration properties; the adequacy of the Company’s financial resources; plans to realize the full potential of the Morelos Property and seek opportunities to acquire assets that enable diversification and deliver value to shareholders; the Company’s 2026 guidance and objectives as described in the MD&A; expected production levels throughout the second quarter and second half of the year; the Company’s return of capital program and target to return approximately $350 million to shareholders during 2026 through dividends and share repurchases; Media Luna North development plans, costs and forecasts, including the target of first production in late 2026 with the declaration of commercial production shortly thereafter; the Company’s objective of expanding resources while enhancing and extending the current production profile of the Morelos Complex; the Company’s long-term succession planning including the President and CEO transition; expected exploration expenditures and depreciation and amortization expenses for 2026; expected access to higher grade stopes at Media Luna Underground by mid-2026; expected mining rates and production volumes at ELG Underground; Los Reyes development plans, including completion of a PEA in early July 2026 and subsequent prefeasibility study starting in the second half of 2026; and the Company’s intent to enter into additional foreign currency contracts to hedge against changes in foreign exchange rates. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs, disciplined growth and capital allocation, grow reserves and resources, project delivery excellence, retain and attract best industry talent, and be an industry leader in responsible mining.

Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided”, “trends” or “tends” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including risks factors included herein and elsewhere in the Company’s public disclosure, including without limitation the Technical Report, the AIF, annual MD&A and the Climate Change Report.

Forward-Looking Information is based on the assumptions discussed in the Technical Report, AIF and this MD&A, the annual MD&A, the Climate Change Report, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Torex or its properties and that political and legal developments will be consistent with current expectations. Although the Company believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, undue reliance should not be placed on Forward-Looking Information because the Company can give no assurance that such expectations will prove to be correct. The Forward-Looking Information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any Forward-Looking Information, except in accordance with applicable securities laws.

May 5, 2026

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Torex Gold Resources Inc. | TSX: TXG